Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817-10

Supplement to Prospectus Supplement dated April 25, 2007
(to Prospectus Dated February 13, 2007)

$768,362,000
(Approximate at Time of Issuance)

Mortgage Pass-Through Certificates, Series 2007-3F

GSR Mortgage Loan Trust 2007-3F
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

U.S. Bank National Association
Trustee

JPMorgan Chase Bank, National Association
PHH Mortgage Corporation
Washington Mutual Bank
Wells Fargo Bank, N.A.
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated April 25, 2007 (the “Prospectus Supplement”) to the prospectus dated February 13, 2007 (the “Prospectus”) relating to the GSR Mortgage Loan Trust 2007-3F Mortgage Pass-Through Certificates, Series 2007-3F.  This Supplement supersedes in its entirety the supplement dated January 3, 2008 to the Prospectus Supplement.

Capitalized terms used, but not defined, in this Supplement shall have the meanings given to them in the Prospectus Supplement.

(continued on following pages)

THE CLASS B-3 CERTIFICATES ARE NOT OFFERED UNDER THIS SUPPLEMENT

Goldman, Sachs & Co.
The date of this supplement is October 9, 2008

•	The table appearing on the cover of the Prospectus Supplement is revised as follows:

Class	Approximate Initial Class Principal Balance or Notional Amount(1)		Annual Certificate Interest Rate	Type(2)	Interest Type(3)	Fitch Rating(4)	Moody’s Rating(4)	Rated Final Distribution Date(5)
1A-1	$53,113,000		5.00%	Senior/Exchangeable	Fixed	AAA(9)	Aaa(9)	May 2037
1A-2	$36,758,000		5.00%	Senior	Fixed	AAA(9)	Aaa(9)	May 2037
1A-3	$5,732,000		5.00%	Senior	Fixed	AAA(9)	Aaa(9)	May 2037
1A-4	$9,917,000		5.00%	Super Senior/NAS	Fixed	AAA	Aaa(9)	May 2037
1A-5	$706,000		5.00%	Senior Support/NAS	Fixed	AAA(9)	Aa1(9)	May 2037
2A-1	$253,277,000		5.75%	Senior/Exchangeable	Fixed	AAA(9)	Aaa(9)	May 2037
2A-2	$185,501,000		5.75%	Senior/Exchangeable	Fixed	AAA(9)	Aaa(9)	May 2037
2A-3	$197,528,000		5.75%	Senior/Exchangeable	Fixed	AAA(9)	Aaa(9)	May 2037
2A-4	$12,027,000		5.75%	Senior	Fixed	AAA(9)	Aaa(9)	May 2037
2A-5	$17,121,000		5.75%	Senior/Exchangeable	Fixed	AAA(9)	Aaa(9)	May 2037
2A-6	$5,094,000		5.75%	Senior	Fixed	AAA(9)	Aaa(9)	May 2037
2A-7	$47,292,000		5.75%	Super Senior/NAS	Fixed	AAA	Aaa(9)	May 2037
2A-8	$3,363,000		5.75%	Senior Support/NAS	Fixed	AAA(9)	Aa1(9)	May 2037
2A-9	$114,758,000		5.75%	Senior/PAC	Fixed	AAA(9)	Aaa(9)	May 2037
2A-10	$70,743,000		5.75%	Senior/SUP	Fixed	AAA(9)	Aaa(9)	May 2037
3A-1	$370,744,000		6.00%	Senior/Exchangeable	Fixed	AAA(9)	Aaa(9)	April 2037
3A-2	$281,073,000		6.00%	Senior/Exchangeable	Fixed	AAA(9)	Aaa(9)	April 2037
3A-3	$262,541,000		6.00%	Senior	Fixed	AAA(9)	Aaa(9)	April 2037
3A-4	$18,532,000		6.00%	Senior	Fixed	AAA(9)	Aaa(9)	April 2037
3A-5	$34,054,000		6.00%	Senior/Exchangeable	Fixed	AAA(9)	Aaa(9)	April 2037
3A-6	$15,522,000		6.00%	Senior	Fixed	AAA(9)	Aaa(9)	April 2037
3A-7	$69,226,000		6.00%	Super Senior/NAS	Fixed	AAA	Aaa(9)	April 2037
3A-8	$4,923,000		6.00%	Senior Support/NAS	Fixed	AAA(9)	Aa1(9)	April 2037
4A-1	$67,662,000		Floating(6)	Senior	Floating	AAA(9)	Aaa(9)	April 2037
4A-2	$62,662,000	(7)	Floating(6)	Senior/IO	Floating	AAA	Aaa(9)	April 2037
A-X	$248,093	(7)	6.00%	RSTP/IO	Fixed	AAA	Aaa(9)	May 2037
M-1	$5,409,000		Variable(8)	SUB	Variable	AA+(9)	NR	May 2037
B-1	$10,431,000		Variable(8)	SUB	Variable	AA(9)(10)	NR	May 2037
B-2	$4,635,000		Variable(8)	SUB	Variable	A(9)(10)	NR	May 2037
B-3	$3,091,000		Variable(8)	SUB	Variable	BBB(9)(10)	NR	May 2037
__________________
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The ratings on the Class 1A-1 Certificates, Class 1A-2 Certificates, Class 1A-3 Certificates, Class 1A-4 Certificates, Class 1A-5 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-7 Certificates, Class 2A-8 Certificates, Class 2A-9 Certificates, Class 2A-10 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-7 Certificates, Class 3A-8 Certificates, Class 4A-1 Certificates, Class 4A-2 Certificates, Class A-X Certificates, Class M-1 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates are on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of the Certificates Have Been Downgraded” below.

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The ratings on the Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.  The Class B-3 Certificates are not offered by this Prospectus Supplement.

•
The Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” on page S-33 of the Prospectus Supplement is deleted in its entirety and replaced with the following and all references in the Prospectus Supplement to the Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” shall be deemed to be references to the Risk Factor entitled

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“Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses”:

Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation.  A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans.  This has resulted in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in the financial performance of many subprime,

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Alt-A and prime and other nonprime loan originators. In some cases, it has caused certain loan originators to cease operations.

For recent developments regarding PHH Mortgage Corporation, one of the originators and its parent company, see “Recent Developments in Respect of PHH Mortgage Corporation” below.  For recent developments regarding Washington Mutual Bank, one of the originators, see “Recent Developments in Respect of Washington Mutual Bank” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  The inability of an originator to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, default rates on prime mortgage loans and Alt-A and other nonprime mortgage loans have recently increased above historical levels.

In response to the deterioration in the performance of subprime, Alt-A, other nonprime mortgage loans and prime mortgage loans, the rating agencies have taken action with respect to a number of subprime, Alt-A, other nonprime mortgage securitizations and prime mortgage securitizations. There can be no assurance that the rating agencies will not

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take additional action with respect to subprime, Alt-A, other nonprime securitizations and prime securitizations in response to either the deteriorating delinquency, default and loss rates on mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws.  Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans.  See “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences.  Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

•
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-28 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

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The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through the Sponsor's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the initial primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with such servicer’s recent financial difficulties or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a

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servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding PHH Mortgage Corporation, one of the servicers and its parent company, see “Recent Developments in Respect of PHH Mortgage Corporation” below.  For recent developments regarding Washington Mutual Bank, one of the servicers, see “Recent Developments in Respect of Washington Mutual Bank” below.

•
The Risk Factor entitled “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” on page 9 of the Prospectus is deleted in its entirety and replaced with the following Risk Factor in this Prospectus Supplement:

Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies, primarily in the subprime, Alt-A and other nonprime sectors, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

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The mortgage loans are also subject to federal laws, including:

• the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

• the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

Each responsible party or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, each responsible party or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “predatory” or “covered” loans under, any

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other applicable state, federal or local law.  In the event of a breach of any of such representations, the responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the Prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, provide new defenses to foreclosures, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•	The following Risk Factors are added to the Prospectus Supplement:

The Ratings on Certain Classes of the Certificates Have Been Downgraded
Moody's Investors Service (“Moody’s”) has placed its rating of “Aaa” on the Class 1A-1 Certificates, Class 1A-2 Certificates, Class 1A-3 Certificates, Class 1A-4 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-7 Certificates, Class, Class 2A-9 Certificates, Class 2A-10 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-7 Certificates, Class 4A-1 Certificates, Class 4A-2 Certificates and Class A-X Certificates on review for possible future downgrade.  Moody’s also placed its rating of “Aa1” on the Class 1A-5 Certificates, Class 2A-8 Certificates and Class 3A-8 Certificates on review for possible future downgrade. There can be no assurance that these Certificates or that other classes of certificates will not be downgraded in the future.

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Fitch Ratings (“Fitch”) has downgraded its rating on certain classes of certificates as follows: (i) the Class B-1 Certificates have been downgraded from “AA” to “A”; (ii) the Class B-2 Certificates have been downgraded from “A” to “BBB”; (iii) the Class B-3 Certificates have been downgraded from “BBB” to “B”; (iv) the Class B-4 Certificates have been downgraded from “BB” to “CC”; and (v) the Class B-5 Certificates have been downgraded from “B” to “C.”  In addition, Fitch has placed its rating of “AAA” on the Class 1A-1 Certificates, Class 1A-2 Certificates, Class 1A-3 Certificates, Class 1A-5 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-8 Certificates, Class 2A-9 Certificates, Class 2A-10 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-8 Certificates and Class 4A-1 Certificates on review for possible future downgrade.  There can be no assurance that the Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates will not be downgraded further or that other classes of certificates will not be downgraded in the future.

The Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates are not offered by this Prospectus Supplement.

The Originators May Not Be Able to Repurchase Defective Mortgage Loans
Each of the originators has made various representations and warranties related to the mortgage loans sold by it.  Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

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If any of the originators fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such originator would be required to repurchase the defective mortgage loan.  The inability of an originator to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.

For recent developments regarding PHH Mortgage Corporation, one of the originators and its parent company, see “Recent Developments in Respect of PHH Mortgage Corporation” below.  For recent developments regarding Washington Mutual Bank, one of the originators, see “Recent Developments in Respect of Washington Mutual Bank” below.

•
Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, as previously supplemented, the following sections are added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Recent Developments in Respect of PHH Mortgage Corporation

On October 2, 2007, PHH Mortgage Corporation’s servicer quality ratings of “RPS1-” assigned to it by Fitch, as RMBS Primary Servicer of Prime, Alt-A and Home Equity mortgage loans, was placed on Rating Watch with an outlook of Rating Watch Negative.  On January 17, 2008, S&P downgraded PHH‘s residential loan servicer ratings from “Strong/Stable” to “Above Average/Stable”.

Recent Developments in Respect of Washington Mutual Bank

On September 25, 2008, Washington Mutual Bank , one of the servicers of the Mortgage Loans was closed by the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”) was named receiver.  According to announcements made by the FDIC, upon the closure, JPMorgan Chase acquired the assets and most of the liabilities of Washington Mutual Bank from the FDIC as receiver for Washington Mutual Bank, in a transaction facilitated by the OTS and the FDIC.

In a Form 8-K dated  September 25, 2008 (the “September 25th Announcement”) and filed by JPMorgan Chase & Co. (“JPMorgan”) with the SEC  on September 26, 2008, JPMorgan announced it had acquired all deposits, assets and certain liabilities of Washington Mutual’s  banking operations from the FDIC effective immediately.  In the September 25th Announcement, JPMorgan stated that it would not be acquiring any assets or liabilities of

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Washington Mutual, Inc., the  parent holding company of Washington Mutual Bank or of Washington Mutual, Inc.’s non−bank subsidiaries.

We cannot predict the outcome of the foregoing developments on the servicing of the Mortgage Loans and its impact on the certificates.

In a press release dated September 26, 2008 (the “S&P  Announcement”), S&P placed its “Above Average” residential prime rating, its “Above Average” residential subprime rating and its “Average” commercial mortgage primary, master, and special servicer ratings of Washington Mutual Bank on CreditWatch with negative implications. The S&P Announcement noted that S&P’s CreditWatch negative placements followed the sale to JPMorgan and reflect the uncertainties that the sale presents regarding JPMorgan’s plans for the Washington Mutual servicing operations. The S&P Announcement stated that given JPMorgan's quick acquisition of Washington Mutual, it is currently difficult to assess what the near-term and ultimate impact, if any, there will be to the loan servicing businesses of Washington Mutual Bank.

In an announcement titled “Continuation of Contracts Transferred from Washington Mutual Bank” the FDIC stated that, by operation of law, parties to agreements by Washington Mutual Bank may not exercise any contractual or other rights to trigger termination, acceleration, default, or other actions based upon the insolvency of Washington Mutual Bank, the appointment of the FDIC as receiver, or the transfer of such agreements to JPMorgan Chase. The FDIC stated that sections 12 U.S.C. §§ 1821(d) and (e)(13) of the Federal Deposit Insurance Act, prohibit the exercise of such contractual or other rights in order to promote an orderly resolution of insured depository institutions.

Thus investors in the certificates should assume that the remedies for a servicer event of default that are described in the Prospectus Supplement under “The Servicers -- Rights upon Events of Default” will not be available or exercisable based upon the insolvency of Washington Mutual Bank, the appointment of the FDIC as receiver, or the transfer of the servicing agreement to JPMorgan Chase.

The assumption by JPMorgan of servicing of the mortgage loans as part of its acquisition of Washington Mutual’s banking operations could involve the disruptions and other risks that are presented by any transfer of servicing. See “Risk Factors - The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates.”  In addition, given the unique nature and the scope of this acquisition, there may be other risks to certificateholders that cannot be determined at this time.

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